FORM 6-K
                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
               of the Securities Exchange Act Of 1934




                   For the month of October, 2002


               GALEN HOLDINGS PUBLIC LIMITED COMPANY
          (Translation of registrant's name into English)

                      Seagoe Industrial Estate
                             Craigavon
                              BT63 5UA
                           United Kingdom
              (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
                  Form 20-F  X      Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                     Yes ___       No     X  .

If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               .



                SCHEDULE OF INFORMATION CONTAINED IN THIS REPORT

Notification to the London Stock Exchange and Irish Stock Exchange concerning the purchase of 300,000 ordinary shares for cancellation on 27 September 2002 and the purchase of 150,000 ordinary shares for cancellation on 30 September 2002.

                                   Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

2 October 2002                     Galen Holdings PLC

                                   /s/
                                   Name:  Anthony D. Bruno
                                      Title:    Sr. Vice President,
                                        Corporate Development and General
                                        Counsel

<NEWS RELEASE>

30 September 2002

GALEN HOLDINGS PLC - (NASDAQ:  GALN)

Craigavon, Northern Ireland, UK / Rockaway, New Jersey, USA

                           PURCHASE OF OWN SECURITIES

Craigavon, Northern Ireland, UK / Rockaway, New Jersey, USA, 30th September 2002. Galen Holdings PLC (LSE:GAL, Nasdaq: GALN), the international specialty pharmaceutical company, announced today that on 27th September 2002 it purchased for cancellation 300,000 ordinary shares at a price of 377p per share.

                                      # # #

End

Enquiries:

David Kelly
Galen Holdings PLC    011 44 2838 334974

<NEWS RELEASE>

30 September 2002

GALEN HOLDINGS PLC - (NASDAQ:  GALN)


Craigavon, Northern Ireland, UK / Rockaway, New Jersey, USA

                           Purchase of Own Securities

Craigavon, Northern Ireland, UK / Rockaway, New Jersey, USA, 30th September 2002. Galen Holdings PLC (LSE:GAL, Nasdaq: GALN), the international specialty pharmaceutical company, announced today that on 30th September 2002 it purchased for cancellation 150,000 ordinary shares at a price of 368p per share.

                                      # # #

End

Enquiries:

David Kelly
Galen Holdings PLC    011 44 2838 334974